Filed by Cousins Properties Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TIER REIT, Inc.

Registration No.: 333-230968
Date: June 4, 2019

Cousins Properties Incorporated (“Cousins”) is making the following supplemental disclosures to the definitive joint proxy statement/prospectus, filed with the Securities and Exchange Commission on May 8, 2019 (the “Joint Proxy Statement/Prospectus”), which was mailed on or about May 8, 2019 to Cousins stockholders of record as of the close of business on May 6, 2019 in connection with the previously announced proposed acquisition of TIER REIT, Inc. (“TIER”) by Cousins.

The following disclosures should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety.  To the extent that information set forth herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus.  Capitalized terms used but not defined in this document have the meanings set forth in the Joint Proxy Statement/Prospectus.

This supplemental disclosure is being made based on a determination by the New York Stock Exchange with respect to the status of certain proposals to be voted on at the upcoming special meeting of Cousins stockholders, scheduled to be held on June 12, 2019.

The Cousins board of directors recommends that Cousins stockholders vote “FOR” the Cousins Issuance Proposal, which approval is necessary to complete the Merger, “FOR” the Cousins Reverse Stock Split Proposal, “FOR” the Cousins Authorized Share Count Proposal and “FOR” the Cousins Adjournment Proposal.

The disclosure in the last Q&A on page 4 of the Joint Proxy Statement/Prospectus is deleted and replaced with the following disclosure:

Q:                                  If my shares of common stock (or, if applicable, Cousins preferred stock) are held in “street name” by my broker, will my broker vote my shares for me?

A:                                   If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee (that is, in “street name”), please follow the voting instructions provided by your broker, bank or nominee.  Please note that you may not vote shares held in street name by returning a proxy card directly to Cousins or TIER or by voting in person at either special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or nominee.  Further, brokers who hold shares of Cousins common stock may not give a proxy to Cousins to vote those shares on the Cousins Issuance Proposal without specific instructions from their customers, and brokers who hold shares of TIER common stock on behalf of their customers may not give a proxy to TIER to vote those shares without specific instructions from their customers.

The disclosure in the first two Q&As on page 5 of the Joint Proxy Statement/Prospectus are deleted and replaced with the following disclosure:

Q:                                  What will happen if I fail to instruct my broker, bank or nominee how to vote?

A:                                   Cousins.    If you are a Cousins stockholder and you do not instruct your broker, bank or nominee on how to vote your shares, your broker may vote your shares on your behalf under certain limited circumstances, in accordance with NYSE rules that govern banks and brokers.  These circumstances include voting your shares on “routine matters,” which include the Cousins Reverse Stock Split Proposal, the Cousins Authorized Share Count Proposal and the Cousins Adjournment Proposal.  Therefore, with respect to these proposals, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares un-voted.

The Cousins Issuance Proposal is not considered a routine matter under NYSE rules relating to voting by banks and brokers. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a “broker non-vote.”  Broker non-votes that are represented at the Cousins special meeting will be counted for purposes of establishing a quorum, but not for determining the number of shares voted for or against the non-routine matter.  Accordingly, failure to instruct your broker or bank will have no effect on the Cousins Issuance Proposal, assuming a quorum is present.

TIER.    If you are a TIER stockholder and you fail to instruct your broker, bank or nominee to vote your shares of TIER common stock, as applicable, your broker may not vote your shares on the TIER Merger Proposal, the TIER Compensation Proposal or the TIER Adjournment Proposal. This will have the same effect as a vote against the TIER Merger Proposal, but it will have no effect on the TIER Compensation Proposal, assuming a quorum is present, or the TIER Adjournment Proposal.

Q:                                  What will happen if I fail to vote or I abstain from voting?

A.                                    Cousins.    If you are a holder of record of Cousins common stock or Cousins preferred stock and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Reverse Stock Split Proposal and the Cousins Authorized Share Count Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present, or the Cousins Adjournment Proposal.

TIER.    If you are a TIER stockholder and fail to vote or abstain from voting, it will have the same effect as a vote against the TIER Merger Proposal, but it will have no effect on the TIER Compensation Proposal, assuming a quorum is present, or the TIER Adjournment Proposal.

The disclosure in the paragraph under the heading “Abstentions and Broker Non-Votes” on page 116 of the Joint Proxy Statement/Prospectus is deleted and replaced with the following disclosure:

If you are a Cousins stockholder of record and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Reverse Stock Split Proposal and the Cousins Authorized Share Count Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present, or the Cousins Adjournment Proposal.  If you are a Cousins stockholder and you attend the Cousins special meeting and fail to vote or abstain from voting, it will have the same effect as a vote against the Cousins Reverse Stock Split Proposal, the Cousins Authorized Share Count Proposal and the Cousins Adjournment Proposal, but it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present.

The disclosure in the second paragraph under the heading “Shares Held in Street Name” on page 116 of the Joint Proxy Statement/Prospectus is deleted and replaced with the following disclosure:

If you are a Cousins stockholder and you do not instruct your broker, bank or nominee to vote, your broker, bank or nominee may vote those shares on your behalf or leave those shares un-voted in respect of the Cousins Reverse Stock Split Proposal, the Cousins Authorized Share Count Proposal or the Cousins Adjournment Proposal because these are “routine” matters.  If you do not instruct your broker, bank or nominee to vote your shares in respect of the Cousins Issuance Proposal, your bank, broker or nominee may not vote those shares on that proposal, and it will have no effect on the Cousins Issuance Proposal, assuming a quorum is present.

Important Additional Information and Where to Find It

In connection with the proposed merger, Cousins filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that contains a joint proxy statement/prospectus.  The registration statement was declared effective by the SEC on May 8, 2019, and Cousins and TIER commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about May 8, 2019.  STOCKHOLDERS OF COUSINS AND TIER ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Cousins at its website, www.cousins.com, or from TIER at its website, www.tierreit.com.  Documents filed with the SEC by Cousins will be available free of charge by accessing Cousins’ website at www.cousins.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Cousins at 3344 Peachtree Road NE, Suite 1800, Atlanta, GA 30326, and documents filed with the SEC by TIER will be available free of charge by accessing TIER’s website at www.tierreit.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TIER at 5950 Sherry Lane, Suite 700, Dallas, Texas 75225.

Participants in the Solicitation

Cousins and TIER and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of TIER and Cousins in respect of the proposed transaction under the rules of the SEC.  Information about TIER’s directors and executive officers is available in Amendment No. 1 to TIER’s Annual Report on Form 10-K for fiscal year ended

December 31, 2018, and certain of its Current Reports on Form 8-K. Information about Cousins’ directors and executive officers is available in Cousins’ proxy statement dated March 14, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from TIER or Cousins using the sources indicated above.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.